SE(

20004588

SEC
Mail Processing
Section

FEB 24 2020

Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50006

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2019 (MM/DD/YY) AND ENDING 12-31-2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: South Atlantic Enterprises, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6135 Park South Drive, Suite 510
(No. and Street)

Charlotte	NC	28210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert L. Abbott Jr. 704-749-3139

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scharf Pera & Co. PLLC

(Name – *if individual, state last, first, middle name*)

4600 Park Road, Suite 112	Charlotte	NC	28209
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

FEB 25 2020

Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Robert L. Abbott, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of South Atlantic Enterprises, Inc., as of February 20, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CYNTHIA M. BERRY NOTARY PUBLIC MECKLENBURG COUNTY, NC

Robert L. Abbott Jr.
Signature

President
Title

Cynthia M. Berry
Notary Public Com. Expire: October 30, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
South Atlantic Enterprises, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of South Atlantic Enterprises, Inc. as of December 31, 2019, the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of South Atlantic Enterprises, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of South Atlantic Enterprises, Inc.'s management. Our responsibility is to express an opinion on South Atlantic Enterprises, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to South Atlantic Enterprises, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of South Atlantic Enterprises, Inc.'s financial statements. The supplemental information is the responsibility of South Atlantic Enterprises, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
We have served as South Atlantic Enterprises, Inc.'s auditor since 2016.
Charlotte, North Carolina
February 20, 2020

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash and cash equivalents	$	445,185
Marketable securities		8,797
Deposit-lease		799
	$	454,781

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	1,058
Commitments and contingencies		-
		1,058
Stockholder's Equity		
Common stock, $1 par value, 100,000 shares authorized, 100 issued and outstanding		100
Additional paid-in capital		133,034
Retained earnings		320,589
		453,723
	$	454,781

See Accompanying Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2019

REVENUE		
Management and investment advisory income	$	197,625
Dividends and interest		4,463
Net trading gain		3,723
		205,811
EXPENSES		
Employee compensation and benefits		95,000
Taxes and licenses		2,185
Payroll taxes		6,320
Technology and communications		802
Office expense and other		2,618
Rent/occupancy		10,427
Professional services		15,184
Travel		7,443
Meals and entertainment		1,736
Dues and publications		3,494
		145,209
NET INCOME	$	60,602

See Accompanying Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Stockholder's Equity January 1, 2019	$ 100	$ 133,034	$ 310,307	$ 443,441
Net Income	-	-	60,602	60,602
Distributions	-	-	(50,320)	(50,320)
Stockholder's Equity December 31, 2019	$ 100	$ 133,034	$ 320,589	$ 453,723

See Accompanying Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 60,602
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Decrease in accounts payable	(155)
Increase in securities owned	(3,723)
Net cash provided by operating activities	**56,724**
CASH FLOWS FROM FINANCING ACTIVITIES	
Shareholder distributions	(50,320)
Net cash used in financing activites	**(50,320)**
NET INCREASE IN CASH	6,404
Cash and cash equivalents at beginning of year	438,781
Cash and cash equivalents at end of year	**$ 445,185**

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for:	
Interest expense	$ -0-
Income taxes	$ -0-

See Accompanying Notes to Financial Statements.

SOUTH ATLANTIC ENTERPRISES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company generates its revenues by identifying private transactions for institutional investors and by introducing lenders to operating companies. The company is a non-carrying, non-clearing broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulation Authority and the Securities Investor Protection Corporation.

Accounting method

The company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by the Securities and Exchange Commission and by the Financial Industry Regulation Authority, and it follows the accounting and record keeping policies established by those agencies.

Revenue recognition

On January 1, 2018, the company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. Services within the scope of the ASC 606 include transaction agreements. The company generally recognizes revenue pursuant to the terms of its transaction agreements at the point in time that performance under the agreement is completed (the closing date of the transaction) or the contract is cancelled.

Other revenue

Investment transactions are accounted for on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis.

Income taxes

The company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income, nor is it allowed a net operating loss carryover or carryback as a deduction. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the company's net income/(loss) for the period.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued)

The company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740. FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's balance sheet. The Company is no longer subject to federal or state income tax examinations by tax authorities for years before 2016.

Use of estimates

The preparation of the financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include money market funds or highly liquid investments with original maturities of ninety days or less, other than those used for trading purposes.

Fair value of financial instruments-marketable securities

FASB ASC Topic 820, "Fair Value Measurement," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Fair value based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the company has the ability to access.

Level 2: Fair value based on other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Fair value based on unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the company's own data.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued)

The securities owned by the company are all valued using Level 1 inputs. Additionally, the company's financial instruments include cash, prepaid expense, accounts payable, and accrued expenses. The carrying amounts of these financial instruments approximate fair value due to their short term maturities.

The company had no transfers into or out of Level 1 fair value instruments during 2019, nor did it hold any Level 2 or Level 3 financial instruments during 2019. The company uses the first-in, first-out (FIFO) method to determine the cost when calculating gains and losses on sales of marketable securities.

NOTE 2 – MARKETABLE SECURITIES

The company's marketable securities consist of corporate stocks that are valued using Level 1 inputs. As of December 31, 2019, the fair value was $8,797.

NOTE 3 – RETIREMENT PLAN

The company has a SEP Plan covering its sole employee. The company may contribute up to 25% of eligible compensation for 2019, not to exceed certain established statutory limits. There was a $15,000 contribution in 2019.

NOTE 4 – EXEMPTION FROM RULE 15c3-3

The company is registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The company operates under the exemptive provisions (k)(2)(ii) of Rule 15c3-3 and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 5 – UNCERTAINTIES, CONTINGENCIES AND RISKS

The company maintains cash deposits in various financial institutions which, at times, may exceed Federal Deposit Insurance Corporation (FDIC) and Securities Investor Protection Corporation (SIPC) insured limits. At December 31, 2019, the company did not exceed insured limits. The company has historically not experienced any losses on its cash deposits in relation to FDIC and SIPC insurance limits.

The company has not accrued a loss contingency as there is no indication that it is probable or reasonably possible that an asset has been impaired or a liability had been incurred through February 20, 2020.

In the normal course of business, the company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting action will not be material to the company's statement of financial condition. The company is not under any current examination as of February 20, 2020 and there are no actions to disclose.

NOTE 6 – NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires that the company maintain minimum net capital, as defined, of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined, and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, unless the company makes 10 or more trades during the year for its own account. During 2019, the company did not exceed 10 trades. At December 31, 2019, the company had net capital of $330,590. This amount exceeded the required net capital by $325,590. The company's aggregate indebtedness to net capital was .32% for the year ended December 31, 2019.

NOTE 7 – LEASING ARRANGEMENT

The company conducts its operations from office space that is leased under a twelve month operating lease that is set to expire on May 31, 2020 and has a fixed monthly rate of $850. The future minimum lease payments for 2020 are $4,250.

NOTE 8 – SUBSEQUENT EVENTS

The company evaluated events and/or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure through February 20, 2020, the date the financial statements were available to be issued. No other events or transactions were identified that affect the company's December 31, 2019 financial statements or that require further disclosure.

SOUTH ATLANTIC ENTERPRISES, INC.
SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2019

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I
SOUTH ATLANTIC ENTERPRISES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2019

TOTAL STOCKHOLDER'S EQUITY	$	453,723
DEDUCTIONS AND/OR CHANGES		
Nonallowable assets		
Deposit	$	(799)
Cash		(114,398)
TENTATIVE NET CAPITAL		338,526
Haircut on securities and money market		(7,936)
NET CAPITAL	$	330,590
AGGREGATE INDEBTEDNESS		
Accounts payable	$	1,058
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.32%
MINIMUM NET CAPITAL REQUIRED	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED	$	325,590

The net capital reported of $330,590 agrees in all material respects with the company's computation and amount reported in Part II of Form X-17a-5 (unaudited) FOCUS report as of December 31, 2019.

SOUTH ATLANTIC ENTERPRISES, INC.
STATEMENT REGARDING SCHEDULES II, III, AND IV
As of December 31, 2019

Schedules II, III and IV are not applicable. The company has claimed an exemption from SEC Rule 15c3-3.

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
South Atlantic Enterprises, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) South Atlantic Enterprises, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which South Atlantic Enterprises, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) South Atlantic Enterprises, Inc. stated that South Atlantic Enterprises, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. South Atlantic Enterprises, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about South Atlantic Enterprises, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 20, 2020

South Atlantic Enterprises, Inc.
Exemption Provision Under Rule 15c3-3 Report
For the year ended December 31, 2019

South Atlantic Enterprises, Inc. is claiming, under its best knowledge and belief, exemption 17 C.F.R. 240.15c3-3, provision k(2)(ii), "All customer transactions cleared through another brokerage-dealer on a fully disclosed basis."

South Atlantic Enterprises, Inc. met, under its best knowledge and belief, exemption15c3-3, provision k(2)(ii) throughout the year ended December 31, 2019 without exception. No customer funds were received during the year ended December 31, 2019.

Robert L. Abbott, Jr.

February 20, 2020

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